FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca agrees obesity and T2D deal with CSPC

 30 January 2026

AstraZeneca enhances its weight management portfolio through collaboration agreement with CSPC Pharmaceuticals

Agreement includes eight programmes, including a clinical-ready asset, plus access to advanced AI-driven peptide drug discovery platform and innovative monthly dosing technology

AstraZeneca strengthens its weight management portfolio through a new strategic collaboration agreement with CSPC Pharmaceuticals to advance the development of multiple next-generation therapies for obesity and type 2 diabetes across eight programmes. Under this agreement, the companies will initially progress four programmes, which utilise CSPC's advanced AI-driven peptide drug discovery platform and their proprietary LiquidGel once-monthly dosing platform technology.

AstraZeneca will receive exclusive global rights outside of China to CSPC's once-monthly injectable weight management portfolio, comprising one clinical-ready asset, SYH2082, a long-acting GLP1R/GIPR agonist progressing into Phase I and three preclinical programmes with differing mechanisms designed to provide extended therapeutic benefits for people living with obesity and weight-related conditions.

Sharon Barr, Executive Vice President and Head of BioPharmaceuticals R&D, AstraZeneca, said: "This strategic collaboration advances our weight management portfolio by delivering novel assets which complement our existing programmes. It will provide access to CSPC's proprietary AI-enabled peptide capabilities and platform technology, which have the potential to transform the treatment of obesity, helping to address adherence and convenience as key barriers to long-term therapeutic success.  This is an important step in creating a portfolio of simple, scalable and sustainable options that can help people with obesity, and weight-related complications live better, healthier lives."

Dongchen Cai, Chairman of the Board, CSPC Pharmaceutical Group Ltd, said "We are very excited to further expand and strengthen our strategic partnership with AstraZeneca into the area of weight management. Obesity and related comorbidities represent a significant health challenge but also an opportunity.  We hope this win-win collaboration will deliver the next generation of treatments that build upon the emerging science, using our technology platforms and AstraZeneca's complementary capabilities and reach, to realise global health benefits for people in need of improved weight management."

AstraZeneca has optionality to pursue future metabolic programmes leveraging CSPC's proprietary LiquidGel once-monthly dosing platform technology and holds rights to deploy this across internal development programmes, broadening the potential applications of their sustained-release formulation.  This could help improve treatment adherence and support strong patient preference for once-monthly regimens.

This collaboration complements AstraZeneca's existing weight management portfolio which includes a growing pipeline of next generation treatments to address the complexities of obesity, and weight-related complications, pursuing multiple modalities and pathways in order to tailor treatment based on individual needs. This includes elecoglipron (formerly AZD5004), a small molecule oral GLP1RA; AZD6234 a weekly injectable selective amylin receptor agonist (SARA); and AZD9550 a weekly injectable dual GLP-1/glucagon receptor agonist, as well as a number of preclinical assets.

Financial Considerations
For access to eight programmes, as well as the advanced AI molecular design capabilities and their proprietary LiquidGel once-monthly dosing platform technology, CSPC will receive an upfront payment of $1.2 billion from AstraZeneca. CSPC is also eligible to receive development and regulatory milestones of up to $3.5 billion across all programmes. CSPC will also be eligible for further commercialisation and sales milestones plus tiered royalties.  The transaction is expected to close in the second quarter of 2026, subject to customary closing conditions and regulatory clearances.

Under the agreement, CSPC will progress ongoing development of the four programmes through Phase I completion, alongside the four new programmes.  Following successful completion of Phase I, AstraZeneca will be responsible for further development and commercialisation in all territories outside of China. CSPC retains all rights for China, Taiwan, Hong Kong and Macau, and following successful approval, AstraZeneca has the right to opt-in to co-commercialise these products. This agreement builds on existing strategic collaborations between AstraZeneca and CSPC.

Notes

About obesity and weight-related complications
Nearly three billion people worldwide are estimated to be living with obesity or overweight,1 and with rates rapidly rising, effective, accessible management options are urgently needed to address individual patient goals and the soaring impact on healthcare systems and chronic disease. Obesity is recognised as a chronic, relapsing, multifactorial disease and contributes to over 200 complications, with cardiometabolic diseases as one of the most common comorbidities.2,3 Approximately 60% of people diagnosed with obesity or overweight (BMI > 27 kg/m2) have at least one comorbidity.4

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys, liver and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection by slowing or stopping disease progression, and ultimately paving the way towards regenerative therapies. The Company's ambition is to improve and save the lives of millions of people, by better understanding the interconnections between CVRM diseases and targeting the mechanisms that drive them, so we can detect, diagnose and treat people earlier and more effectively.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   World Obesity Federation. Prevalence of obesity [Internet]. London: World Obesity Federation; 2024. Available from: https://www.worldobesity.org/about/about-obesity/prevalence-of-obesity [Last accessed: January 2026]

2.   World Health Organization. Obesity and overweight [Internet]. Geneva: World Health Organization; 2025. Available from: https://www.who.int/news-room/fact-sheets/detail/obesity-and-overweight [Last accessed: January 2026]

3.   Ali MM, et al. Cardiometabolic comorbidities and complications of obesity and chronic kidney disease (CKD). J Clin Trans Endocrinol. 2024;36:100341.

4.   AstraZeneca. Data on file. 2024. REF-242321.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 January 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary